1875 K Street N.W.
Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000

June 19, 2019

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,095

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,095 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of iShares Broad USD Investment Grade Corporate Bond ETF, iShares Intermediate-Term Corporate Bond ETF, iShares Long-Term Corporate Bond ETF and iShares Short-Term Corporate Bond ETF (each, a “Fund”), each a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on June 7, 2019. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter.

Comment 1:    The comments given with respect to this series are applicable as well to the other four series included in the same post-effective filing.

Response:    All of the responses provided are applicable to each Fund, unless otherwise noted.

Comment 2:    Please provide the staff with a completed summary prospectus in which the fee table, example, bar chart, and performance table are completed and all other missing information is filled in at least one week before effectiveness of the registration statement.

Response:    The Trust has provided a completed summary prospectus for each Fund in which the fee table, example, bar chart, and performance table are completed and all other missing information is filled in to the Staff at least one week before effectiveness of the registration statement, as requested.

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN     ROME

Securities and Exchange Commission

June 19, 2019

Comment 3:    Where appropriate, please include a statement substantially similar to the following: securities rated in any of the four highest rating categories by at least one of the recognized rating agencies (including Baa or better by Moody’s Investor Service, Inc. (“Moody’s”) or BBB or better by S&P Global Ratings (“S&P”) or Fitch Ratings (“Fitch”)) are known as “investment grade” securities.

Response:    The Trust has made the requested addition for each Fund.

Comment 4:    The Staff requested the following underlined additions to the first paragraph of the “Principal Investment Strategies” section of the summary prospectus: “The Fund seeks to track the investment results of the ICE BofAML U.S. Corporate Index (the ‘Underlying Index’), which measures the performance of investment-grade corporate bonds of both US and non-US issuers that are U.S. dollar-denominated and publicly issued in the US domestic market.”

Response:    The Trust has made the requested additions for each Fund.

Comment 5:    The Staff requested the following underlined additions to the second paragraph of the “Principal Investment Strategies” section of the summary prospectus: “The Underlying Index consists of investment-grade corporate bonds of both US and non-US issuers that have a remaining maturity of greater than or equal to one year, have been publicly issued in the US domestic market, and have $250 million or more of outstanding face value.”

Response:    The Trust has made the requested additions for each Fund.

Comment 6:    We note your disclaimer that “[t]he order of the below risk factors does not indicate the significance of any particular risk factor.” However, we believe it would be more beneficial to investors if the listed risks were reordered based on their significance, with the most significant risks to the Fund being listed first. In this regard, the determination of the significance of a risk should be based on a reasonable assessment of both (i) the amount of loss the fund may incur as a result of the risk; and (ii) the likelihood of the event giving rise to the risk. We believe that listing risks based on their level of significance will benefit investors by putting them on notice as to which risks they should be most concerned about. Also, placing the most significant risks toward the beginning of the principal risk disclosure increases the likelihood that an investor will read that risk. We note that the Director of the Division of Investment Management has addressed the practice of some funds of listing risk factors in alphabetical order. See: https://www.sec.gov/news/speech/speech-blass-102518.

Response:    While the Trust is cognizant of the concerns of the Director of the Division of Investment Management, the Trust believes that presenting the risk factors in alphabetical order is more beneficial to the investors in a Fund than reordering the risk factors based on their significance. Alphabetical ordering provides an investor in a Fund with a simple method to locate a particular risk factor of interest to that investor, and facilitates an investor’s ability to compare the risk factors in prior versions of the Fund’s prospectus with those in the current version. Alphabetical ordering also allows a Fund investor who also invests in other series of the Trust to compare the disclosures made in the Fund’s prospectus with those made in the prospectuses of other series of the Trust. In addition, we respectfully note that the sentence disclaiming the significance of the ordering of the risk factors was added to alleviate the potential for investor confusion. Therefore, the Trust respectfully declines to reorder the risk disclosures.

Securities and Exchange Commission

June 19, 2019

Comment 7:    The Staff requested the following underlined additions to the Illiquid Investments Risk disclosure in the “Summary of Principal Risks” section of the summary prospectus: “To the extent the Fund holds illiquid investments, the illiquid investments may reduce the returns of the Fund because the Fund may be unable to transact at advantageous times or prices and could lead to differences between the market price of the Fund’s shares and the underlying values of those shares.”

Response:    The Trust has subsequently determined that it does not believe Illiquid Investments Risk to be a principal risk of the Funds. However, the Trust will make the requested addition, where appropriate, to the summary prospectuses of the other series of the Trust.

Comment 8:    We note that, given the disclosure on page 2 of the statutory prospectus, tracking error is not expect to exceed 5%. If this is the case, this risk would not seem to be a principal one of investing in the Fund.

Response:    The Trust believes that tracking error is a principal risk of investing in each Fund. The Trust notes that, like other series in the Trust, each Fund is managed according to a representative sampling indexing strategy, and will not fully replicate the Underlying Index. In addition to the factors that lead to tracking error for indexing strategies generally, a representative sampling indexing strategy is subject to increased tracking error risk compared to a replication indexing strategy due to the judgement required to select of a representative sample of securities that collectively has an investment profile similar to that of an applicable underlying index. Therefore, the Trust respectfully declines to reclassify tracking error risk as a non-principal risk.

Comment 9:    As we commented previously, we believe it would be more beneficial to investors if the listed risks were reordered based on their significance, with the most significant risks to the Fund being listed first. In this regard, the determination of the significance of a risk should be based on a reasonable assessment of both (i) the amount of loss the fund may incur as a result of the risk; and (ii) the likelihood of the event giving rise to the risk. We believe that listing risks based on their level of significance will benefit investors by putting them on notice as to which risks they should be most concerned about. Also, placing the most significant risks toward the beginning of the principal risk disclosure increases the likelihood that an investor will read that risk. We note that the Director of the Division of Investment Management has addressed the practice of some funds of listing risk factors in alphabetical order. See: https://www.sec.gov/news/speech/speech-blass-102518.

Response:    Please see the response to Comment 6 above.

Comment 10:    We suggest that you could disclose that, in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. We also suggest that you could also note that this adverse effect on liquidity for the ETF’s shares in turn could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Securities and Exchange Commission

June 19, 2019

Response:    The Trust has revised the Illiquid Investments Risk disclosure in the statutory prospectus of each Fund in a manner consistent with the Staff’s suggestions.

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Adithya Attawar

Michael Gung

Anne C. Choe

Jonathan Tincher